UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                 Washington, D.C. 20549-1004





                         FORM U-9C-3


             QUARTERLY REPORT PURSUANT TO RULE 58


        For the quarterly period ended March 31, 2000





                     Northeast Utilities
             ------------------------------------
             (Name of registered holding company)





             107 Selden Street, Berlin, CT. 06037
           ----------------------------------------
           (Address of principal executive offices)





Name and telephone number of officer to whom inquiries concerning this report should be directed:

         John J. Roman, Vice President and Controller
                Telephone number: 860-665-5000







                           GENERAL INSTRUCTIONS

A.  Use of Form

    1. A reporting company, as defined herein, shall file a report on this form within 60 days after the end of each of the first three quarters, and within 90 days after the end of the fourth quarter, of the fiscal year of the registered holding company. The period beginning on the date of effectiveness of rule 58 and ending at the end of the quarter following the quarter in which the rule becomes effective shall constitute the initial period for which any report shall be filed, if applicable.

    2. The requirement to provide specific information by means of this form supersedes any requirement by order of the Commission to provide identical information by means of periodic certificates under rule 24; but does not so supersede and replace any requirement by order to provide information by means of an annual report on Form U-13-60.

    3. Information with respect to reporting companies that is required by Form U-13-60 shall be provided exclusively on that form.

    4. Notwithstanding the specific requirements of this form, this Commission may informally request such further information as, in its opinion, may be necessary or appropriate.

B.  Statements of Monetary Amounts and Deficits

    1. Amounts included in this form and in related financial statements may be expressed in whole dollars, thousands of dollars or hundred thousands of dollars.

    2. Deficits and other similar entries shall be indicated by either brackets or parentheses. An explanation should be provided by footnote.

C.  Formal Requirements

    This form, including exhibits, shall be filed with Commission electronically pursuant to Regulation S-T(17 CFR 232.10 et seq.). A conformed copy of each such report shall be filed with each state commission having jurisdiction over the retail rates of a public utility company that is an associate company of a reporting company. Each report shall provide the name and telephone number of the person to whom inquiries concerning the report should be directed.

D.  Definitions

    As used in this form, the word "reporting company" means an energy-related company or gas-related company, as defined in rule 58(b). All other words and terms have the same meaning as in the Public Utility Holding Company Act of 1935, as amended, and the rules and regulations thereunder.




ITEM 1 - ORGANIZATION CHART

------------------------------------------------------------------------------
Instructions
------------
1. Complete Item 1 only for the first three calendar quarters of the fiscal year of the registered holding company.

2. Under the caption "Name of Reporting Company," list each energy-related and gas-related company and each system company that directly or indirectly holds securities thereof. Add the designation "(new)" for each reporting company of which securities were acquired during the period, and the designation"(*)" for each inactive company.

3. Under the caption "Percentage of Voting Securities Held," state the aggregate percentage of the outstanding voting securities of the reporting company held directly or indirectly by the registered holding company at the end of the quarter.

4. Provide a narrative description of each reporting company's activities during the reporting period.

------------------------------------------------------------------------------

                                                     Percentage                       Activities
                  Energy                             of Voting                        reported
Name of           or Gas  Date of      State of      Securities        Nature of      during the
Reporting Co.     Related Organization Organization  Held              Business       period
----------------- ------- ------------ ------------- ----------------- -------------- ----------
NU                Holding 1/4/99       Connecticut   100% by           Unregulated       (A)
Enterprises, Inc.                                    Northeast         businesses
                                                     Utilities         holding
                                                                       company


Select            Energy  9/26/96      Connecticut   100% by           Invest in         (B)
Energy, Inc.                                         NU                energy-related
                                                     Enterprises, Inc. activities


Select            Energy  3/17/99      Connecticut   100% by           Invest in         (C)
Energy                                               NU                energy-related
Portland                                             Enterprises, Inc. activities
Pipeline, Inc.


Northeast         Energy  1/4/99       Connecticut   100% by           Invest in         (D)
Generation                                           NU                energy-related
Services                                             Enterprises, Inc. activities
Company


HEC Inc.          Energy  6/19/90      Massachusetts 100% by           Invest in         (E)
                                                     NU                energy-related
                                                     Enterprises, Inc. activities

Reeds Ferry       Energy  7/15/64      New           100% by           Invest in         (F)
Supply Co., Inc.                       Hampshire     HEC Inc.          energy-related
(New)                                                                  activities

HEC/Tobyhanna     Energy  9/28/99      Massachusetts 100% by           Invest in         (G)
Energy Project,                                      HEC Inc.          energy-related
Inc.                                                                   activities
(New)

Select Energy     Energy  10/12/94     Massachusetts 100% by           Invest in         (H)
Contracting, Inc.                                    HEC Inc.          energy-related
(New)                                                                  activities

Yankee Energy     Holding 2/15/00      Connecticut   100% by           Public            (I)
System Inc.                                          Northeast         Utility
(New)                                                Utilities         Holding
                                                                       Company

Yankee Energy     Energy  7/2/93       Connecticut   100% by           Invest in         (J)
Services Company                                     Yankee Energy     energy-related
(New)                                                System Inc.       activities

Housatonic        Energy  10/16/87     Connecticut   100% by           Invest in         (K)
Corporation                                          Yankee Energy     energy-related
(New)                                                System Inc.       activities

Southbridge       Energy  12/29/97     Deleware      95% by            Operate and       (L)
Power &                                              Yankee Energy     maintain a
Thermal, LLC                                         Services Company  cogeneration
(New)                                                5% by             facility
                                                     Housatonic
                                                     Corporation

R.M.              Energy  11/22/94     Connecticut   100% by           Invest in         (M)
Services, Inc.                                       Yankee Energy     energy-related
(New)                                                System Inc.       activities


(A) NU Enterprises, Inc. is not the "reporting company" but is included in this
    Item 1 because it holds, directly or indirectly, voting securities issued by reporting companies as indicated above.

(B) Select Energy, Inc. (Select Energy) provides both wholesale and retail energy services. Select Energy participates in open-access retail electricity markets and in retail pilot programs in the Northeast. Select markets electricity as well as natural gas and energy-related products and services in order to enhance its core electricity service and customer relationships. Select Energy is a registered retail electricity supplier in the states of Connecticut, Delaware, Maine, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, and Rhode Island. Select Energy is a registered gas marketer with specific local distribution companies in the states of Connecticut, Maine, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, and Rhode Island.

(C) Select Energy Portland Pipeline, Inc. (SEPPI) acquired 5% interest in Portland Natural Gas Transmission System partnership in March 1999.

(D) Effective January 4, 1999, Northeast Generation Services Company (NGS) was established to provide a full range of energy-related operation and maintenance services for large industrial, institutional and power generation customers throughout the 11-state Northeast area. NGS' current business segments focus on providing turnkey Manage and Operate Services
    (MOS) and also a full range of Industrial Services (IS) and Consulting Services (CS).

    MOS is a service that is designed for generation asset owners. NGS has the ability to offer station management and operation services with a focus on optimizing the value of that specific asset with the owner. Within the IS platform, its offerings include mechanical and electrical construction and maintenance services, as well as environmental maintenance/compliance services. Within the CS platform, the product and service offerings include engineering and environmental consulting services, with an emphasis on power plant system design.

(E) HEC Inc. is not the "reporting company" but is included in this item 1 because it holds, directly or indirectly, voting securities issued by reporting companies as indicated above.

(F) Reed's Ferry Supply Corporation was purchased by HEC Inc. in August 1999 as an equipment wholesaler to purchase equipment on behalf of Select Energy Contracting, Inc.

(G) Effective September 30, 1999, HEC/Tobyhanna Energy Project, Inc. was established as a special purpose entity to manage the assets of an Energy Savings Performance Contract (ESPC) project at Tobyhanna Army Depot.

(H) Select Energy Contracting, Inc. designs, manages and directs the construction of, and/or installing of mechanical, water, and electrical systems, energy and other resource consuming equipment.

(I) Yankee Energy System Inc. is not the "reporting company" but is included in this item 1 because it holds, directly or indirectly, voting securities issued by reporting companies as indicated above.

(J) Yankee Energy Services Company (YESCO) provides a wide range of energy-related services for its customers. YESCO Controls division provides comprehensive building automation with engineering, installation and maintenance of building control systems. YESCO Mechanical Services division provides comprehensive heating, ventilation and air-conditioning
    (HVAC), boiler and refrigeration equipment services and installation. YESCO Power division also provided expertise related to the production of thermal and/or electric power.

(K) Housatonic Corporation is not the "reporting company" but is included in this item 1 because it holds, directly or indirectly, voting securities issued by reporting companies as indicated above.

(L) Southbridge Power & Thermal, LLC is a single purpose limited liability company formed to operate and manage facilities at the Southbridge Business Center located in Southbridge, MA., which provides electricity, thermal, compressed air, heated, and wash-water to tenants at the center. These utilities are included in the leases of tenants at the center.

(M) R.M. Services provides consumer collection services for companies throughout the United States.



ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

------------------------------------------------------------------------------
Instruction
-----------
With respect to a transaction with an associate company, report only the type and principal amount of securities involved.
-----------------------------------------------------------------------------


                                                      Person
Company        Type of  Principal                     to Whom      Collateral Consideration Company      Amount of
Issuing        Security Amount of    Issue or Cost of Security     Given With Received for  Contributing Capital
Security       Issued   Security     Renewal  Capital Was Issued   Security   Each Security Capital      Contribution
-------------- -------- ------------ -------- ------- ------------ ---------- ------------- ------------ ------------

Select
Energy, Inc.   No transactions this quarter.

Select
Energy
Portland
Pipeline, Inc. No transactions this quarter.

Northeast
Generation
Services
Company        No transactions this quarter.

Select Energy
Contracting,
Inc.           No transactions this quarter.

Reeds Ferry
Supply Co.,
Inc.           No transactions this quarter.

HEC/Tobyhanna
Energy
Project, Inc.  No transactions this quarter.

Yankee Energy
Services
Company        No transactions this quarter.

Southbridge
Power &
Thermal, LLC   No transactions this quarter.

R.M.
Services, Inc. No transactions this quarter.




ITEM 3 - ASSOCIATE TRANSACTIONS

------------------------------------------------------------------------------
Instructions
------------
1. This item is used to report the performance during the quarter of contracts among reporting companies and their associate companies, including other reporting companies, for service, sales and construction. A copy of any such contract not filed previously should be provided as an exhibit pursuant to Item 6.B.

2. Parts I and II concern transactions performed by reporting companies on behalf of associate companies, and transactions performed by associate companies on behalf of reporting companies, respectively.
------------------------------------------------------------------------------

Part I - Transactions performed by reporting companies on behalf of associate companies.

                                                                       Total Amount
                                                                         Billed*
Reporting               Associate
Company                 Company             Types of                   Three months
Rendering               Receiving           Services                      ended
Services                Services            Rendered                  March 31, 2000
----------------------- ------------------- --------------          ------------------
                                                                        (Thousands
                                                                        of Dollars)
Select                  Northeast Utilities Gas Services
Energy, Inc.            Service Company                                        $   25
                                                                    ==================

Select                  HEC INC.            Marketing and
Energy, Inc.                                Sales services                     $   19
                                                                    ==================

Northeast               Northeast
Generation              Nuclear Energy      Electrical and
Services                Company             Mechanical services                $  450
Company                                                             ==================


Northeast               The
Generation              Connecticut
Services                Light & Power       Electrical and
Company                 Company             Mechanical services                $  502
                                                                    ==================

Northeast               Public Service
Generation              Company of          Electrical and
Services                New Hampshire       Mechanical services                $  146
Company                                                             ==================


Northeast               Western
Generation              Massachusetts       Electrical and
Services                Electric Company    Mechanical services                $  106
Company                                                             ==================


Northeast               Holyoke Water
Generation              Power Company       Electrical and
Services                                    Mechanical services                $3,292
Company                                                             ==================


Northeast               North Atlantic
Generation              Energy Service      Electrical and
Services                Corporation         Mechanical services                $    1
Company                                                             ==================


Northeast               Northeast
Generation              Generation          Electrical and
Services                Company             Mechanical services                $  578
Company                                                             ==================

                                            Wholesale
Reeds Ferry             Select Energy       Purchasing
Supply Co., Inc.        Contracting, Inc.   Services                           $  258
                                                                    ==================
                                            Phone Center
R.M. Services, Inc.     Yankee Gas          Management
                        Services Company    Services                           $  173
                                                                    ==================


Part II - Transactions performed by associate companies on behalf of reporting companies.

                                                                       Total Amount
                                                                         Billed*
Associate               Reporting
Company                 Company             Types of                   Three months
Rendering               Receiving           Services                      ended
Services                Services            Rendered                  March 31, 2000
----------------------- ------------------- --------------          ------------------
                                                                        (Thousands
Public Service Company  Select
of New Hampshire        Energy, Inc.        Miscellaneous                         $33
                                                                    ==================


HEC INC.                Select              Engineering Services
                        Energy, Inc.                                              $13
                                                                    ==================


HEC INC.                Yankee Energy       Subcontracting                        $42
                        Services Company                            ==================


* 'Total Amount Billed' is direct costs only.



ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
---------------------------------------
                                                  (Thousand of Dollars)

Total consolidated capitalization as of 03/31/00  $5,063,977          line 1

Total capitalization multiplied by 15%
 (line 1 multiplied by .15)                          759,597          line 2

Greater of $50 million or line 2                             $759,597 line 3

Total current aggregate investment:
 (categorized by major line of
  energy-related business):
   Select Energy, Inc.                               $64,913
   Select Energy Portland Pipeline, Inc.               9,231
   Northeast Generation Services Company                 508
   Select Energy Contracting, Inc.                    10,356
   Reeds Ferry Supply Co., Inc.                           (6)
   HEC/Tobyhanna Energy Project, Inc.                 26,730
   Yankee Energy Services Company                     13,307
   Southbridge Power & Thermal, LLC                      (41)
   R.M. Services, Inc.                                16,239
                                                  -----------
   Total current aggregate investment                         141,237 line 4
                                                             ---------

Difference between the greater of $50 million or 15% of
capitalization and the total aggregate investment of the
registered holding company system                            $618,360 line 5
                                                             =========




ITEM 5 - OTHER INVESTMENTS

------------------------------------------------------------------------------
Instruction
-----------
This item concerns investments in energy-related and gas-related companies that are excluded from the calculation of aggregate investment under rule 58.
-------------------------------------------------------------------------------

Major Line    Other         Other
of Energy-    Investment    Investment
Related       in Last       in This       Reason for Difference
Business      U-9C-3 Report U-9C-3 Report in Other Investment
------------- ------------- ------------- ------------------------

NONE



ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

------------------------------------------------------------------------------
Instructions
------------
A. Financial Statements

1. Financial statements are required for reporting companies in which the registered holding company system has at least 50% equity or other ownership interest. For all other rule 58 companies, the registered holding company shall make available to the Commission such financial statements as are available to it.

2. For each reporting company, provide a balance sheet as of the end of the quarter and income statements for the three-month and year-to-date periods ending as of the end of the quarter, together with any notes thereto. Financial statements shall be for the first three quarters of the fiscal year of the registered holding company.

3. If a reporting company and each of its subsidiaries engage exclusively in a single category of energy-related or gas-related activity, consolidated financial statements may be filed.

4. Separate financial statements need not be filed for inactive companies or for companies engaged solely in the ownership of interests in energy-related or gas-related companies.

B. Exhibits

1. Copies of contracts required to be provided by Item 3 shall be filed as exhibits.

2. A certificate stating that a copy of the report for the previous quarter has been filed with interested state commissions shall be filed as an exhibit. The certificate shall provide the names and addresses of the state commissions.
------------------------------------------------------------------------------

A. Financial Statements

   Select Energy, Inc.:
     Balance Sheet - As of March 31, 2000
     Income Statement-Three months ended March 31, 2000

   Select Energy Portland Pipeline, Inc.:
     Balance Sheet - As of March 31, 2000
     Income Statement-Three months ended March 31, 2000

   Northeast Generation Services Company:
     Balance Sheet - As of March 31, 2000
     Income Statement-Three months ended March 31, 2000

   Select Energy Contracting, Inc.:
     Balance Sheet - As of March 31, 2000
     Income Statement-Three months ended March 31, 2000

   Reeds Ferry Supply Co., Inc.:
     Balance Sheet - As of March 31, 2000
     Income Statement-Three months ended March 31, 2000

   HEC/Tobyhanna Energy Project, Inc.:
     Balance Sheet - As of March 31, 2000
     Income Statement-No activity through March 31, 2000

   Yankee Energy Services Company:
     Balance Sheet - As of March 31, 2000
     Income Statement-One month ended March 31, 2000

   Southbridge Power & Thermal, LLC:
     Balance Sheet - As of March 31, 2000
     Income Statement-One month ended March 31, 2000

   R.M. Services, Inc.:
     Balance Sheet - As of March 31, 2000
     Income Statement-One month ended March 31, 2000

   Northeast Utilities (PARENT):
     Balance Sheet - As of March 31, 2000
     Income Statement-Three months ended March 31, 2000

B. Exhibits

Exhibit No.   Description
-----------   -----------
6.B.1.1       Copy of contract required by Item 3-filed under confidential treatment pursuant to Rule 104(b).

6.B.1.2a Copy of contract required by Item 3-filed under confidential treatment pursuant to Rule 104(b).

6.B.1.2b Copy of contract required by Item 3-filed under confidential treatment pursuant to Rule 104(b).

6.B.1.2c Copy of contract required by Item 3-filed under confidential treatment pursuant to Rule 104(b).

6.B.1.2d Copy of contract required by Item 3-filed under confidential treatment pursuant to Rule 104(b).

6.B.1.2e Copy of contract required by Item 3-filed under confidential treatment pursuant to Rule 104(b).

6.B.1.2f Copy of contract required by Item 3-filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3a Copy of contract required by Item 3-filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3b Copy of contract required by Item 3-filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3c Copy of contract required by Item 3-filed under confidential treatment pursuant to Rule 104(b).

6.B.1.4 Copy of contract required by Item 3-filed under confidential treatment pursuant to Rule 104(b).

6.B.1.5a Copy of contract required by Item 3-filed under confidential treatment pursuant to Rule 104(b).

6.B.1.5b Copy of contract required by Item 3-filed under confidential treatment pursuant to Rule 104(b).

6.B.1.6 Copy of contract required by Item 3-filed under confidential treatment pursuant to Rule 104(b).

6.B.1.7a Copy of contract required by Item 3-filed under confidential treatment pursuant to Rule 104(b).

6.B.1.7b Copy of contract required by Item 3-filed under confidential treatment pursuant to Rule 104(b).

6.B.1.8 Copy of contract required by Item 3-filed under confidential treatment pursuant to Rule 104(b).

6.B.1.9 Copy of contract required by Item 3-filed under confidential treatment pursuant to Rule 104(b).

6.B.1.10 Wholesale Purchasing Agreement dated as of August 4, 1999, between Reeds Ferry Supply Co., Inc. and Select Energy Contracting, Inc.

6.B.2.1 The company certifies that a conformed copy of Form U-9C-3 for the previous quarter was filed with the following state commissions:

              Ms. Louise E. Rickard
              Acting Executive Secretary
              Department of Public Utility Control
              10 Franklin Square
              New Britain, CT 06051

              Ms. Mary L. Cottrell, Secretary
              Massachusetts Department of Telecommunications and Energy 100 Cambridge Street
              Boston, MA 02202

              Mr. Thomas B. Getz
              Executive Director and Secretary
              State of New Hampshire
              Public Utilities Commission
              8 Old Suncook Road, Building One
              Concord, NH 03301-7319




SELECT ENERGY, INC.
BALANCE SHEET
(Unaudited)

                                                        March 31,
                                                          2000
                                                     --------------
                                                       (Thousands
                                                       of Dollars)
ASSETS
------
Current Assets:
  Cash                                               $       1,496
  Accounts receivable, including unbilled
    revenues, net                                          119,966
  Accounts receivable from affiliated companies            113,193
  Special deposits                                           6,817
  Prepayments and other                                     10,968
                                                     --------------
    Total current assets                                   252,440
                                                     --------------
Deferred Charges:
  Intangibles, net                                          23,082
  Other                                                     17,997
                                                     --------------
    Total deferred charges                                  41,079
                                                     --------------
Long-Lived Assets:
  Software                                                   2,959
  Other                                                        282
                                                     --------------
                                                             3,241
   Less: Accumulated provision for depreciation             (1,342)
                                                     --------------
                                                             1,899
  Capital additions in progress                              4,621
                                                     --------------
    Total long-lived assets                                  6,520
                                                     --------------

    Total Assets                                     $     300,039
                                                     ==============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY, INC.
BALANCE SHEET
(Unaudited)

                                                        March 31,
                                                          2000
                                                     --------------
                                                       (Thousands
                                                       of Dollars)
LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current Liabilities:
  Notes payable to affiliate companies               $      89,400
  Advance from parent, non-interest bearing                 29,400
  Accounts payable                                          72,463
  Accounts payable to affiliated companies                  64,243
  Accrued Taxes                                              2,088
  Other                                                      6,932
                                                     --------------
    Total current liablilities                             264,526
                                                     --------------

Stockholders' Equity:
  Common stock, $1 par value - 100 shares
   authorized and outstanding                                 -
  Capital surplus, paid in                                  90,151
  Retained deficit                                         (54,638)
                                                     --------------
    Total stockholders' equity                              35,513
                                                     --------------

    Total Liabilities and Stockholders' Equity       $     300,039
                                                     ==============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.




SELECT ENERGY, INC.
INCOME STATEMENT
(Unaudited)




                                            Three Months
                                                Ended
                                              March 31,
                                                2000
                                           --------------
                                             (Thousands
                                             of Dollars)

Operating Revenues                         $     397,768
                                           --------------
Operating Expenses:
  Purchased power net interchange
   power and capacity                            381,291
  Depreciation                                       752
  Other                                           11,114
  Taxes other than income taxes                    1,153
                                           --------------
       Total operating expenses                  394,310
                                           --------------

Operating Income                                   3,458
                                           --------------

Other Income                                         500
                                           --------------

Interest and financing costs                       3,131
                                           --------------

       Income before income taxes                    827
                                           --------------

Income Tax Expense:
  Federal and state income taxes, net                327
                                           --------------

Net Income                                 $         500
                                           ==============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.




SELECT ENERGY PORTLAND PIPELINE, INC.
BALANCE SHEET
(Unaudited)



                                                    March 31,
                                                      2000
                                                 --------------
                                                   (Thousands
                                                   of Dollars)
ASSETS
------
Current Assets:
  Cash                                           $          84
  Taxes receivable                                         101
                                                 --------------
    Total current assets                                   185
                                                 --------------

Investments:
  Other investments                                      9,553
                                                 --------------
    Total investments                                    9,553
                                                 --------------

    Total Assets                                 $       9,738
                                                 ==============

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current Liabilities:
  Accounts payable to affiliated companies       $           7
                                                 --------------
    Total current liabilities                                7
                                                 --------------

Deferred Credits:
  Accumulated deferred income taxes                        500
                                                  -------------
    Total deferred credits                                 500
                                                  -------------

Stockholders' Equity:
  Common stock, $1 par value - authorized
   and outstanding 100 shares                             -
  Capital surplus, paid in                               9,257
  Retained deficit                                         (26)
                                                 --------------
    Total stockholders' equity                           9,231
                                                 --------------

    Total Liabilities and Stockholders' Equity   $       9,738
                                                 ==============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.





SELECT ENERGY PORTLAND PIPELINE, INC.
INCOME STATEMENT
(Unaudited)

                                         Three Months
                                             Ended
                                           March 31,
                                             2000
                                        --------------
                                          (Thousands
                                          of Dollars)

Operating Revenues                      $       -
                                        --------------

Operating Expenses:
  Operation and maintenance                         3
                                        --------------
       Total operating expenses                     3
                                        --------------

Operating Loss                                     (3)
                                        --------------

Interest and financing costs                       18
                                        --------------

       Loss before income taxes                   (21)
                                        --------------
Income Tax Benefit:
  Federal and state income taxes, net              (8)
                                        --------------

Net Loss                                $         (13)
                                        ==============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.




NORTHEAST GENERATION SERVICES COMPANY
BALANCE SHEET
(Unaudited)


                                                     March 31,
                                                       2000
                                                  --------------
                                                    (Thousands
                                                    of Dollars)
ASSETS
------
Current Assets:
  Accounts Receivable                             $         129
  Accounts receivable from affiliated companies           6,802
  Taxes receivable                                          274
  Fuel, materials, and supplies, at average cost             54
  Prepayments and other                                     188
                                                  --------------
    Total current assets                                  7,447
                                                  --------------

Deferred Charges:
  Other                                                      12
                                                  --------------

Long-Lived Assets:
  Capital additions in progress                              75
                                                   -------------
    Total long-lived assets                                  75
                                                   -------------

    Total Assets                                  $       7,534
                                                  ==============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.




NORTHEAST GENERATION SERVICES COMPANY
BALANCE SHEET
(Unaudited)


                                                     March 31,
                                                       2000
                                                  --------------
                                                    (Thousands
                                                    of Dollars)
LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current Liabilities:
  Notes payable to affiliated companies           $       1,200
  Accounts payable                                        1,078
  Accounts payable to affiliated companies                4,304
  Other                                                       8
                                                  --------------
    Total current liabilities                             6,590
                                                  --------------

Deferred Credits:
  Other                                                     436
                                                   -------------

Stockholders' Equity:
  Common stock, $1 par value - authorized
   and outstanding 100 shares                              -
  Capital surplus, paid in                                2,010
  Retained deficit                                       (1,502)
                                                  --------------
    Total stockholders' equity                              508
                                                  --------------


    Total Liabilities and Stockholders' Equity    $       7,534
                                                  ==============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.





NORTHEAST GENERATION SERVICES COMPANY
INCOME STATEMENT
(Unaudited)


                                      Three Months
                                          Ended
                                        March 31,
                                          2000
                                     --------------
                                       (Thousands
                                       of Dollars)

Operating Revenues                   $       5,961
                                     --------------

Operating Expenses:
  Operation and maintenance                  6,153
  Taxes other than income taxes                406
                                     --------------
       Total operating expenses              6,559
                                     --------------

Operating Loss                                (598)
                                     --------------

Other Income                                     4
                                     --------------

Interest and financing costs                    23
                                     --------------


      Loss before income taxes                (617)
                                     --------------
Income Tax Benefit:
  Federal and state income taxes, net         (243)
                                     --------------

Net Loss                             $        (374)
                                     ==============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY CONTRACTING, INC.
BALANCE SHEET
(Unaudited)


                                                    March 31,
                                                      2000
                                                 --------------
                                                   (Thousands
                                                   of Dollars)
ASSETS
------
Current Assets:
  Cash                                           $         528
  Accounts Receivable                                    2,282
  Taxes receivable                                           2
  Inventory                                                217
  Prepayments and other                                     91
                                                 --------------
    Total current assets                                 3,120
                                                 --------------


Special Deposits                                            71
                                                 --------------

Long-Lived Assets:
  Other                                                  1,623
                                                 --------------
                                                         1,623
    Less: Accumulated provision for depreciation          (214)
                                                 --------------
                                                         1,409
  Organization costs, net                               11,526
                                                 --------------
    Total long-lived assets                             12,935
                                                 --------------


    Total Assets                                 $      16,126
                                                 ==============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY CONTRACTING, INC.
BALANCE SHEET
(Unaudited)

                                                    March 31,
                                                      2000
                                                 --------------
                                                   (Thousands
                                                   of Dollars)
LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current Liabilities:
  Accounts payable                               $       2,007
  Accounts payable to affiliated companies               3,739
  Accrued Taxes                                             24
                                                 --------------
    Total current liablilities                           5,770
                                                 --------------

Long-term Liabilities:
  Note Payable                                           1,500
                                                 --------------

Stockholders' Equity:
  Common stock, $1 par value - 100 shares
   authorized and outstanding                             -
  Capital surplus, paid in                               9,010
  Retained deficit                                        (154)
                                                 --------------
    Total stockholders' equity                           8,856
                                                 --------------


    Total Liabilities and Stockholders' Equity   $      16,126
                                                 ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY CONTRACTING, INC.
INCOME STATEMENT
(Unaudited)


                                                  Three Months
                                                      Ended
                                                    March 31,
                                                      2000
                                                 --------------
                                                   (Thousands
                                                   of Dollars)

Operating Revenues                               $       3,156
                                                 --------------

Operating Expenses:
  Other                                                  3,094
  Amortization                                             205
                                                 --------------
       Total operating expenses                          3,299
                                                 --------------

Operating Loss                                            (143)
                                                 --------------

Other Income                                                (6)
                                                 --------------

Interest and financing costs                                94
                                                 --------------

Net Loss                                         $        (231)
                                                 --------------


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.




REEDS FERRY SUPPLY CO., INC.
BALANCE SHEET
(Unaudited)

                                                    March 31,
                                                      2000
                                                 --------------
                                                   (Thousands
                                                   of Dollars)
ASSETS
------
Current Assets:
  Cash                                           $           7
  Accounts receivable                                      102
                                                 --------------
    Total current assets                                   109
                                                 --------------

Long-Lived Assets:
  Organization costs, net                                  282
                                                 --------------
    Total long-lived assets                                282
                                                 --------------

    Total Assets                                 $         391
                                                 ==============

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current Liabilities:
  Accounts payable to associated companies       $         397
                                                 --------------
    Total current liabilities                              397
                                                 --------------

Stockholders' Equity:
  Common stock, $0 par value - authorized
   and outstanding 100 shares                            -
  Capital surplus, paid in                                   7
  Retained deficit                                         (13)
                                                 --------------
    Total stockholders' equity                              (6)
                                                 --------------

    Total Liabilities and Stockholders' Equity   $         391
                                                 ==============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.




REEDS FERRY SUPPLY CO., INC.
INCOME STATEMENT
(Unaudited)


                                         Three Months
                                             Ended
                                           March 31,
                                             2000
                                        --------------
                                          (Thousands
                                          of Dollars)

Operating Revenues                      $         258
                                        --------------

Operating Expenses:
  Other                                           258
  Amortization                                      5
                                        --------------
       Total operating expenses                   263
                                        --------------

Operating Loss                                     (5)
                                        --------------

Net Loss                                $          (5)
                                        ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.



HEC/TOBYHANNA ENERGY PROJECT, INC.
BALANCE SHEET
(Unaudited)


                                                       March 31,
                                                         2000
                                                    --------------
                                                      (Thousands
                                                      of Dollars)
ASSETS
------
Fixed Assets:
  Other                                             $      17,443
                                                    --------------
                                                           17,443
    Less: Accumulated provision for depreciation              (16)
                                                    --------------
    Total fixed assets                                     17,427
                                                    --------------

Special deposits                                            8,779
                                                    --------------

Current Assets:
  Accounts receivable from affiliated companies               524
                                                    --------------

     Total Assets                                   $      26,730
                                                    ==============


CAPITALIZATION AND LIABILITIES
------------------------------------
Capitalization:
  Common stock, $1 par value - authorized
   and outstanding 100 shares                       $        -
  Capital surplus, paid in                                   -
  Retained earnings                                          -
                                                    --------------
    Total common stockholder's equity                           0
  Long-term debt                                           26,477
                                                    --------------
    Total capitalization                                   26,477
                                                    --------------

Current Liabilities:
  Accrued Interest                                            253
                                                    --------------


    Total Capitalization and Liabilities            $      26,730
                                                    ==============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.



YANKEE ENERGY SERVICES COMPANY
BALANCE SHEET
(Unaudited)

                                                    March 31,
                                                      2000
                                                 --------------
                                                   (Thousands
                                                   of Dollars)
ASSETS
------
Other Property and Investments:
  Nonutility property                            $       6,650
  Other investments                                      2,786
                                                 --------------
    Total other property and investments                 9,436
                                                 --------------

Current Assets:
  Accounts receivable                                    7,932
  Accounts receivable from affiliated companies             11
  Taxes receivable                                       1,127
  Fuel, materials, and supplies, at average cost           459
  Prepayments and other                                     19
                                                 --------------
    Total current assets                                 9,548
                                                 --------------

Deferred Charges:
  Accumulated deferred income taxes                      1,530
  Goodwill                                               3,342
  Other                                                 13,111
                                                 --------------
    Total deferred charges                              17,983
                                                 --------------

    Total Assets                                 $      36,967
                                                 ==============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.


YANKEE ENERGY SERVICES COMPANY
BALANCE SHEET
(Unaudited)

                                                    March 31,
                                                      2000
                                                 --------------
                                                   (Thousands
                                                   of Dollars)
LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current Liabilities:
  Notes payable to affiliate companies           $      18,929
  Accounts payable                                       2,623
  Accounts payable to affiliated companies                  34
  Accrued taxes                                             34
  Other                                                  1,505
                                                 --------------
    Total current liablilities                          23,125
                                                 --------------

Deferred Credits:
  Other                                                    535
                                                 --------------
    Total deferred credits                                 535
                                                 --------------

Stockholders' Equity:
  Common stock, $0 par value - 10,000 shares
   authorized and 200 shares outstanding                    $1
  Capital surplus, paid in                              13,678
  Retained deficit                                        (372)
                                                 --------------
    Total stockholders' equity                          13,307
                                                 --------------


    Total Liabilities and Stockholders' Equity   $      36,967
                                                 ==============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.




YANKEE ENERGY SERVICES COMPANY
INCOME STATEMENT
(Unaudited)



                                                    One Month
                                                      Ended
                                                    March 31,
                                                      2000
                                                       (a)
                                                 --------------
                                                   (Thousands
                                                   of Dollars)

Operating Revenues                               $       1,883
                                                 --------------
Operating Expenses:
  Other                                                  2,297
  Depreciation                                              92
                                                 --------------
       Total operating expenses                          2,389
                                                 --------------

Operating Loss                                            (506)
                                                 --------------

Other Income                                               248
                                                 --------------

Interest and financing costs                               114
                                                 --------------


Net Loss                                         $        (372)
                                                 ==============


(a) Northeast Utilities acquired Yankee Energy System Inc. on March 1, 2000.

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.



SOUTHBRIDGE POWER & THERMAL, LLC
BALANCE SHEET
(Unaudited)


                                                     March 31,
                                                       2000
                                                  --------------
                                                    (Thousands
                                                    of Dollars)
ASSETS
------
Current Assets:
  Accounts receivable                             $         559
                                                  --------------
    Total current assets                                    559
                                                  --------------



    Total Assets                                  $         559
                                                  ==============



LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current Liabilities:
  Notes Payable to affiliated companies           $         356
  Accounts Payable                                          244
                                                  --------------
    Total current liabilities                               600
                                                  --------------

Stockholders' Equity:
  Common stock, $0 par value - authorized
   and outstanding 200 shares                             -
  Capital surplus, paid in                                -
  Retained deficit                                          (41)
                                                  --------------
    Total stockholders' equity                              (41)
                                                  --------------

    Total Liabilities and Stockholders' Equity    $         559
                                                  ==============



Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.




SOUTHBRIDGE POWER & THERMAL, LLC
INCOME STATEMENT
(Unaudited)



                                          One Month
                                            Ended
                                          March 31,
                                            2000
                                             (a)
                                       --------------
                                         (Thousands
                                         of Dollars)

Operating Revenues                     $         313
                                       --------------

Operating Expenses:
  Other                                          359
                                       --------------
       Total operating expenses                  359
                                       --------------

Operating Loss                                   (46)
                                       --------------

Interest and financing costs                       3
                                       --------------

       Loss before income taxes                  (49)
                                       --------------
Income Tax Expense:
  Federal and state income taxes, net             17
                                       --------------


Net Loss                               $         (66)
                                       ==============


(a) Northeast Utilities acquired Yankee Energy System Inc. on March 1, 2000.


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.




R.M. SERVICES, INC.
BALANCE SHEET
(Unaudited)


                                                    March 31,
                                                      2000
                                                 --------------
                                                   (Thousands
                                                   of Dollars)
ASSETS
------
Other Property and Investments:
  Other                                          $       3,014
                                                 --------------
    Total other property and investments                 3,014
                                                 --------------

Current Assets:
  Cash                                                       7
  Accounts receivable                                    1,503
  Accounts receivable from affiliated companies            142
                                                 --------------
    Total current assets                                 1,652
                                                 --------------

Deferred Charges:
  Accumulated deferred income taxes                         20
  Goodwill                                              14,715
                                                 --------------
    Total deferred charges                              14,735
                                                 --------------

    Total Assets                                 $      19,401
                                                 ==============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.




R.M. SERVICES, INC.
BALANCE SHEET
(Unaudited)



                                                    March 31,
                                                      2000
                                                 --------------
                                                   (Thousands
                                                   of Dollars)
LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current Liabilities:
  Notes payable to affiliated companies          $       1,402
  Accounts payable                                         290
  Accounts payable to affiliated companies                 418
  Accrued taxes                                            601
  Other                                                    320
                                                 --------------
    Total current liabilities                            3,031
                                                 --------------

Deferred Credits:
  Other                                                    131
                                                 --------------
    Total deferred credits                                 131
                                                 --------------
Stockholders' Equity:
  Common stock, $0 par value - 10,000 shares
   authorized and 200 shares outstanding                     1
  Capital surplus, paid in                              16,259
  Retained deficit                                         (21)
                                                 --------------
    Total stockholders' equity                          16,239
                                                 --------------

    Total Liabilities and Stockholders' Equity   $      19,401
                                                 ==============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.




R.M. SERVICES, INC.
INCOME STATEMENT
(Unaudited)


                                                    One Month
                                                      Ended
                                                    March 31,
                                                      2000
                                                       (a)
                                                 --------------
                                                   (Thousands
                                                   of Dollars)

Operating Revenues                               $         811
                                                 --------------
Operating Expenses:
  Other                                                    641
  Depreciation                                              36
  Taxes other than income taxes                              2
                                                 --------------
       Total operating expenses                            679
                                                 --------------

Operating Income                                           132
                                                 --------------

Other Income                                              (145)
                                                 --------------

Interest and financing costs                                 9
                                                 --------------

       Loss before income taxes                            (22)
                                                 --------------

Income Tax Expense:
  Federal and state income taxes, net                        1
                                                 --------------

Net Loss                                         $         (21)
                                                 ==============


(a) Northeast Utilities acquired Yankee Energy System Inc. on March 1, 2000.

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.



NORTHEAST UTILITIES (PARENT)

BALANCE SHEET
(Unaudited)
                                                            March 31,
                                                              2000
                                                         --------------
                                                           (Thousands
                                                           of Dollars)

ASSETS
------
Other Property and Investments:
  Investments in subsidiary companies, at equity........ $   2,858,586
  Investments in transmission companies, at equity......        16,357
  Other, at cost........................................            54
                                                         --------------
                                                             2,874,997
                                                         --------------

Current Assets:
  Cash..................................................         1,090
  Notes receivable from affiliated companies............        46,100
  Notes and accounts receivable.........................           701
  Accounts receivable from affiliated companies.........         2,915
  Taxes receivable......................................         1,463
  Prepayments...........................................           872
                                                         --------------
                                                                53,141
                                                         --------------
Deferred Charges:
  Unamortized debt expense..............................             6
  Other.................................................         5,159
                                                         --------------
                                                                 5,165
                                                         --------------

      Total Assets...................................... $   2,933,303
                                                         ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.





NORTHEAST UTILITIES (PARENT)

BALANCE SHEET
(Unaudited)
                                                           March 31,
                                                             2000
                                                        --------------
                                                          (Thousands
                                                          of Dollars)

CAPITALIZATION AND LIABILITIES
------------------------------
Capitalization:
  Common shares, $5.00 par value - Authorized
   225,000,000 shares; 148,546,234 shares issued and
   143,150,550 shares outstanding...................... $     742,731
  Capital surplus, paid in.............................     1,102,278
  Deferred contribution plan - employee stock
   ownership plan......................................      (124,626)
  Retained earnings....................................       642,092
  Accumulated other comprehensive income...............         1,524
                                                        --------------
    Total common shareholders' equity..................     2,363,999
  Long-term debt.......................................       132,000
                                                        --------------

         Total capitalization..........................     2,495,999
                                                        --------------

Current Liabilities:
  Notes payable to banks...............................       396,000
  Accounts payable.....................................         1,737
  Accounts payable to affiliated companies.............         2,059
  Long-term debt - current portion.....................        20,000
  Accrued interest.....................................         5,921
  Accrued Con Edison/Northeast Utilities merger fees...         6,143
  Other................................................             3
                                                        --------------
                                                              431,863
                                                        --------------
Accumulated deferred income taxes......................         5,334
Other Deferred Credits.................................           107
                                                        --------------
                                                                5,441
                                                        --------------

      Total Capitalization and Liabilities............. $   2,933,303
                                                        ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.




NORTHEAST UTILITIES (PARENT)

STATEMENT OF INCOME
    (Unaudited)

                                                       Three Months
                                                          Ended
                                                         March 31,
                                                           2000
                                                      --------------
                                                       (Thousands
                                                       of Dollars)

Operating Revenues..................................  $           0
                                                      --------------

Operating Expenses:
  Operation expense.................................          5,047
  Federal and state income taxes....................         (1,304)
  Taxes other than income taxes.....................              7
                                                      --------------
       Total operating expenses.....................          3,750
                                                      --------------

Operating Loss......................................         (3,750)
                                                      --------------

Other Income:
  Equity in earnings of subsidiaries................         82,451
  Equity in earnings of transmission companies......            598
  Other, net........................................          1,280
  Income taxes......................................            360
                                                      --------------
       Other income, net............................         84,689
                                                      --------------

       Income before interest charges...............         80,939
                                                      --------------

Interest Charges:
  Interest on long-term debt........................          3,330
  Other interest....................................          3,022
                                                      --------------
        Interest charges............................          6,352
                                                      --------------

Net Income for Common Shares........................  $      74,587
                                                      ==============

Earnings per Common Share...........................  $        0.55
                                                      ==============

Common Shares Outstanding (average)                     135,668,372
                                                      ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of the results of operations for the period shown have been made.

See accompanying notes to financial statements.




                              Northeast Utilities

                              Select Energy, Inc.
                      Select Energy Portland Pipeline, Inc.
                      Northeast Generation Services Company
                         Select Energy Contracting, Inc.
                           Reeds Ferry Supply Co., Inc.
                         HEC/Tobyhanna Energy Project, Inc.
                           Yankee Energy Services Company
                                R.M. Services, Inc.
                          Southbridge Power & Thermal, LLC

                      Notes to Financial Statements (Unaudited)

1.  About Northeast Utilities

Northeast Utilities (NU) is the parent company of the Northeast Utilities system (NU system). Through its regulated utilities and unregulated energy service companies, the NU system serves in excess of 30 percent of New England's electric needs and is one of the 20 largest electric utility systems in the country as measured by revenues. The NU system's regulated utilities furnish franchised retail electric service in Connecticut, New Hampshire and western Massachusetts through three wholly owned subsidiaries: The Connecticut Light and Power Company (CL&P), Public Service Company of New Hampshire (PSNH) and Western Massachusetts Electric Company (WMECO). Another wholly owned subsidiary, North Atlantic Energy Corporation, sells all of its entitlement to the capacity and output of the Seabrook Station (Seabrook) nuclear unit to PSNH under the terms of two life-of-unit, full cost recovery contracts. A fifth wholly owned subsidiary, Holyoke Water Power Company, is also engaged in the production and distribution of electric power.

Several wholly owned subsidiaries of NU provide support services for the NU system companies and, in some cases, for other New England utilities. Northeast Utilities Service Company provides centralized accounting, administrative, information resources, engineering, financial, legal, operational, planning, purchasing, and other services to the NU system companies. Northeast Nuclear Energy Company acts as agent for the NU system companies and other New England utilities in operating the Millstone nuclear units. North Atlantic Energy Service Corporation has operational responsibility for Seabrook. Three other subsidiaries construct, acquire or lease some of the property and facilities used by the NU system companies.

On March 1, 2000, NU completed the acquisition of Yankee Energy System, Inc. (Yankee).

NU Enterprises, Inc. (NUEI) is a wholly owned subsidiary of NU and acts as a holding company for NU's unregulated energy service companies. Select Energy, Inc. (Select Energy), Select Energy Portland Pipeline, Inc. (SEPPI), Northeast Generation Services Company (NGS), HEC Inc. (HEC), and Mode 1 Communications, Inc. engage in a variety of energy related and telecommunications activities, as applicable, primarily in the unregulated energy retail and wholesale commodity, marketing and services fields. Select Energy Contracting, Inc. (Select Energy Contracting), Reeds Ferry Supply Co., Inc. (Reeds Ferry) and the HEC/Tobyhanna Energy Project, Inc. (HEC/Tobyhanna) are wholly owned subsidiaries of HEC. Northeast Generation Company was formed to acquire generating facilities. Yankee Energy Services Company (YESCO), R.M. Services, Inc. (R.M. Services) and Southbridge Power & Thermal, LLC (Southbridge) are wholly owned by certain Yankee subsidiaries. Select Energy, SEPPI, NGS, Select Energy Contracting, Reeds Ferry, HEC/Tobyhanna, YESCO, R.M. Services, and Southbridge are "energy-related companies" under Rule 58.

2.  About Select Energy

Select Energy provides both wholesale and retail energy, and energy services in the Northeast. In addition, Select Energy markets natural gas and develops and markets energy-related products and services in order to enhance its core electric service offerings and customer relationships.

Select Energy is a retail electricity supplier in the states of Connecticut, Delaware, Maine, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, and Rhode Island and is a registered gas marketer with specific local distribution companies in the states of Connecticut, Maine, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, and Rhode Island. Select Energy is in the process of obtaining regulatory approval to provide retail electric supply in the 11-state region from Maine to Maryland.

Beginning in January 2000, Select Energy's contract with NGC, to purchase 1,289 megawatts (MW) of capacity and energy significantly reduced the load-following risk and allowed Select Energy to better manage its portfolio profitability.
On January 1, 2000, Select Energy began serving one-half of CL&P's standard offer requirement for a 4-year period. Select Energy's obligation to service this load requirement, which was approximately 700 MW during the first quarter of 2000, will increase to approximately 2,000 MW in July 2000, when 100 percent of CL&P's customers will be able to choose their electric supplier. In addition, beginning in January 2000, Select Energy assumed responsibility for serving 30 market-based wholesale contracts, totaling approximately 500 MW, throughout New England with electric energy supply that was previously provided by CL&P and WMECO.

3.  About SEPPI

SEPPI was formed for the purpose of acquiring a five percent interest in the Portland Natural Gas Transmission System partnership. Coincident with that acquisition, Select Energy agreed to purchase capacity of 30,000 mcf/day for a 20-year term.

4.  About NGS

NGS was formed to provide management, operation and maintenance services to the electric generation market as well as to large industrial customers in the Northeast. NGS also provides consulting services which include engineering services, construction management, permitting, and compliance management.

5.  About Select Energy Contracting

Select Energy Contracting, formerly known as HEC
International Corporation, designs, manages, and directs the construction of, and/or installation of mechanical, water and electrical systems, energy and other resource consuming equipment.

6.  About Reeds Ferry

Reeds Ferry was acquired by HEC in August 1999 as an equipment wholesaler to purchase equipment on behalf of Select Energy Contracting.

7.  About HEC/Tobyhanna

Effective September 30, 1999, HEC/Tobyhanna was established as a special purpose entity to manage the assets of an Energy Savings Performance Contract at the Tobyhanna Army Depot.

8.  About YESCO

The YESCO controls division provides comprehensive building automation through engineering, installation and maintenance of building control systems. The YESCO mechanical services division provides comprehensive heating, ventilation, air conditioning, boiler and refrigeration equipment services and installation.

9.  About R.M. Services

R.M. Services provides consumer collection services for companies throughout the United States.

10.  About Southbridge

Southbridge was formed to operate and manage facilities at the Southbridge Business Center (Center) located in Southbridge, Massachusetts and provides electrical, thermal, compressed air, heated and wash-water services to tenants at the Center. These services are included in the leases of the tenants at the Center.

11.  Public Utility Regulation

NU is registered with the Securities and Exchange Commission (SEC) as a holding company under the Public Utility Holding Company Act of 1935 (1935 Act), and NU and its subsidiaries are subject to the provisions of the 1935 Act. Arrangements among the NU system companies, outside agencies and other utilities covering interconnections, interchange of electric power and sales of utility property are subject to regulation by the Federal Energy Regulatory Commission (FERC) and/or the SEC. The NU system operating subsidiaries are subject to further regulation for rates, accounting and other matters by the FERC and/or applicable state regulatory commissions.

12.  Presentation

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

13.  Special Deposits

Special deposits include cash collateral posted in connection with various power purchase and sales agreements.

14.  Advance from Parent

Select Energy received cash advances totaling $29.4 million from NUEI during 1999 and intends to repay the advances upon acquisition of external financing at an unspecified date in the future. No interest is being accrued on these transactions. No advances were received during the three months ended
March 31, 2000.





                QUARTERLY REPORT OF SELECT ENERGY, INC.

                            SIGNATURE CLAUSE



Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.






                  NORTHEAST UTILITIES
                  -----------------------------
                  (Registered Holding Company)




              By: /s/ John J. Roman
                  -----------------------------
                  (Signature of Signing Officer)




                  John J. Roman
                  -----------------------------

                  Vice President and Controller
                  -----------------------------

                  Date: May 26, 2000
                  -----------------------------





August 4, 1999




Joseph Bellefeuille
Select Energy Contracting, Inc.
605 Front Street
Manchester, NH 03102

Dear Joe:

Reeds Ferry Supply Co., Inc. (RFS) agrees to provide to Select Energy Contracting, Inc. (SECI) purchasing services for wholesale plumbing, heating, ventilating, air conditioning, electrical and other energy-related equipment, supplies and materials. RFS will invoice SECI on a monthly basis for all purchases procured on their behalf. Mark-up on purchases will be negotiated on an annual basis.



Select Energy Contracting, Inc.         Reeds Ferry Supply Co., Inc.


/s/ Joseph Bellefeuille                 /s/ Dennis G. Morrissette
    ---------------------                   ---------------------
    Joseph Bellefeuille                     Dennis G. Morrissette
    Senior Vice-President                   President